

June 24, 2016

Gary R. Heminger
Chairman and Chief Executive Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

     Re: **MPLX LP**
               Registration Statement on Form S-4
               Filed June 17, 2016
               File No. 333-212079
               Form 10-K for Fiscal Year Ended December 31, 2015
               Response Dated June 17, 2016
               File No. 001-35714

Dear Mr. Heminger:

     We have limited our review of your registration statement to those issues we have addressed in our comments. We have also reviewed your response to our June 10, 2016 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to comments on your periodic filings within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Registration Statement on Form S-4 filed June 17, 2016

General

1.   This letter includes comments relating to your Exchange Act filings and disclosures. Once we indicate that we have no further comments in that regard, you will be in a position to request accelerated effectiveness for your Form S-4 registration statement.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

Non-GAAP Financial Information, page 72

2.   We have reviewed your response to comment 2 of our letter dated June 10, 2016. It remains unclear why these adjustments are appropriate considering the December 4, 2015 effective date of the merger with MarkWest. Your response states the amounts of Adjusted EBITDA and Distributable Cash Flow ("DCF") generated for the period from October 1, 2015 through December 3, 2015 were not distributed to the unitholders of MarkWest. However, the inclusion of these pre-merger adjustments implies that distributions to all unitholders, including those unitholders of MPLX prior to the merger, are entitled to these pre-merger adjustment amounts. Please further expand your disclosure to clarify why Adjusted EBITDA and DCF for the fiscal year ending December 31, 2015 of MPLX should include these pre-merger amounts.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Shannon Buskirk, Staff Accountant, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources